Exhibit 99.2

McCarthy Tétrault LLP PO Box 48, Suite 5300 Toronto-Dominion Bank Tower Toronto ON M5K 1E6 Canada Tel: 416-362-1812 Fax: 416-868-0673

June 13, 2023

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Vox Royalty Corp. (the “Company”)

We refer to the prospectus supplement of the Company dated June 13, 2023 (the “Prospectus Supplement”) relating to an offering of common shares of the Company. In the Prospectus Supplement, reference is made to the name of this firm on the cover page and under the headings “Documents Filed as Part of the Registration Statement”, “Legal Matters” and “Enforceability of Certain Civil Liabilities” and to the name and opinion of this firm under the heading “Eligibility for Investment”. We hereby consent to being named in the Prospectus Supplement and to the use of our opinion therein.

We also confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to above or that are within our knowledge as a result of the services we have performed to render the opinion.

Yours truly,

McCarthy Tétrault LLP

(signed) McCarthy Tétrault LLP